October 13, 2022

British Columbia Securities Commission

Alberta Securities Commission

Ontario Securities Commission

We have read the statements made by the Board of Directors of Petroteq Energy Inc in the attached copy of change of auditor notice dated October 13, 2022, which we understand will be filed pursuant to Section 4.11 of National Instrument 51-102.

We agree with the statements in the change of auditor notice dated October 13, 2022.

Yours sincerely

Chartered Professional Accountants